RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
                              Los Angeles, CA 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154

                                 August 19, 2005

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC, 20549
Attn.:   Russell Mancuso, Esq.

         Re:  Composite Technology Corporation
         Registration Statement on Form S-1 (Amendment No. 6 to Form S-3) File No. 333-122280
         Post-Effective Amendment on Form S-1 (Amendment No. 2 to Form S-3) File No. 333-112798

Mr. Mancuso:

         In furtherance of our telephone conversation of this morning, on behalf of Composite Technology Corporation (the "Company"), we are transmitting via facsimile proposed changes to the Company's 424(b) prospectuses for the above-referenced registration statements (the "Registration Statements"). As specified in more detail in the enclosures, we will revise the disclosure concerning the Ascendiant Capital litigation matter to add the material terms of the settlement in principal reached by the parties.

         Additionally, as of the filing of the quarterly report on Form 10Q for the quarter ended June 3, 2005 (the "Quarterly Report"), there was no settlement or tentative settlement reached with Ascendiant Capital. Under FASB 5, we were not required to record an accrual related to the settlement of the Ascendiant Capital in the financial statement included in the Quarterly Report because at that time there was no agreement to terms and, thus, the expense was not probable and could not be reasonably estimated.

         With respect to your request for information on the Devone v. Donner litigation matter, this confirms that the settlement of this matter has previously been disclosed in the Company's report on Form 10-Q, as amended, for the quarter ending March 31, 2005. Accordingly, the Company has not included it in the Registration Statements referenced above.

         Please contact the undersigned by telephone at (310) 208-1182 if you have any questions.


                                Very truly yours,


                                 /s/ Kevin Leung
                                   Kevin Leung

Enclosures

ASCENDIANT CAPITAL GROUP, LLC V. COMPOSITE TECHNOLOGY CORPORATION (JAMS ARB. NO. 1200034701 AND OCSC CASE NOS. 03CC13314 & 03CC13531):

On November 4, 2003, Ascendiant Capital Group LLC, Mark Bergendahl, and Bradley Wilhite ("Plaintiffs") filed suit in Orange County Superior Court alleging causes of action against CTC and its CEO, Benton Wilcoxon, personally ("Defendants") for breach of contract, specific performance, fraud and deceit, negligent misrepresentations, breach of covenant of good faith and fair dealing, and declaratory relief arising out of a business advisory and consulting agreement (the "Agreement") allegedly executed between CTC and Ascendiant. CTC denies the material allegations and , on November 10, 2003, CTC filed a case in Orange County Superior Court against Plaintiffs alleging causes of action for declaratory relief, breach of contract, fraudulent inducement, and economic coercion arising out of the Agreement as well as various unrelated business agreements between Plaintiffs and Wilcoxon. CTC is seeking actual damages, punitive damages, statutory costs, attorneys' fees and injunctive relief against Plaintiffs. The principal parties are Ascendiant, Bergendahl, Wilhite, CTC and Wilcoxon. On November 24, 2003, the court entered an order consolidating the cases. On January 15, 2004, the parties agreed to submit all claims and cross-claims arising out of the Agreement to binding arbitration before the Honorable Robert Thomas Ret. At JAMS - Orange County. The remaining claims and cross-claims not arising out of the Agreement are pending before the Honorable Kazuharu Makino of Orange County Superior Court. On May 28, 2004, CTC's demurrers to Plaintiffs' causes of action in the arbitration for specific performance, negligent misrepresentation and breach of covenant of good faith and fair dealing were sustained, with leave to amend, as well as CTC's motion to strike Plaintiffs' claims for punitive damages. Plaintiffs subsequently filed an amended complaint. Judge Thomas has reserved ruling on Plaintiffs' demurrers and motion to strike in the arbitration pending the outcome of the ruling on Plaintiffs' demurrers and motions to strike filed with respect to CTC's cross-claim pending in the superior court. An order has issued in the Orange County Superior Court action exempting this case from various pre-trial deadlines and noting that he expects that the case will not proceed to trial within 24 months of the date of filing. On February 22, 2005, CTC and Wilcoxon filed a Demurrer to Plaintiffs' causes of action for breach of contract and alter ego liability. The court overruled the Demurrer on April 1, 2005 and set Trial in the State court action for November 7, 2005. The arbitration commenced on February 9, 2005. On or about August 10, 2005, the Company reached a settlement with the Plaintiffs. The preliminary terms of the settlement are the payment of $200,000 and the issuance of 650,000 shares of common stock. These preliminary terms, however, are not final and will not become final until it is approved by the Bankruptcy Court. A motion for approval of the settlement is expected to be filed within 20 days and the hearing for approval of the settlement will be set based on the Court's calendar.